Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

October 17, 2007

Donna Levy, Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549

RE:

Geopulse Exploration, Inc.

Amendment No. 5 to Registration Statement on

Form SB-2

Filed July 13, 2007

File No. 333-137519

Dear Ms Levy:

On behalf of Geopulse Exploration, Inc., a Nevada corporation (the “Company”), please be advised that the Company has today filed Amendment 6 to its registration statement on Form SB-2.  In conjunction with that filing, enclosed please find our responses to your comment letter of August 10, 2007 relating to Amendment No 5 to the Company’s registration statement on Form SB-2.

Management’s Discussion and Analysis, page 27

1.

Please revise your results of operations to include changes in financial condition and results of operations for each of the last two fiscal years.  In addition, please provide a comparable discussion for material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year.  Refer to Item 303(b) of Regulation SB.  Please also update your Plan of Operations for activities that occurred during the summer. We note, for example, your statement that you plan to commence exploration on the CATH I 1 claim in the spring of 2007, and that you intend to commence the phase two program in the summer or fall of 2007.

The registration statement has been amended in response to this comment.  In accordance with the introductory paragraph of Item 303 of Regulation S-B, the Management Discussion and Analysis section of the registration statement has been revised to provide the disclosures required by paragraph (a) - Plan of Operations, and paragraph (c) - Off-balance sheet arrangements.  Since the Company has never had revenues from operations, the comparative discussion otherwise required by paragraph (b) of Item 303 has been deleted.

Financial Statement – April 30, 2007, page 44

2.

We note that you have updated your report to include interim financial statements as of and for the period ending April 30, 2007.  Please revise your filing to include your statement of operations and statement of cash flows for the comparable period of the preceding fiscal year.  Refer to Item 310(b) of Regulation SB.

The registration statement has been amended to include interim financial statements as of and for the period ending July 31, 2007.   The Statement of Operations and Statement of Cash Flows for the comparable period of the preceding fiscal year are included

Note 2 – Summary of Significant Accounting Policies

Mineral Interests, page 49

3.

We note your accounting policy regarding mineral interest acquisition costs which we have addressed with you in previous comments.  Please contact us at your earliest convenience to discuss.

Pursuant to discussions, the Company’s accounting policy has been amended to reflect that mineral property acquisition costs are capitalized in accordance with EITF 04-2.   Necessary changes have also been made to the Company’s financial statements so that they are consistent with the revised accounting policy.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner